September 18, 2006

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

RE:	Manatron, Inc. Form 10-K for Fiscal Year Ended April 30, 2006 File No. 000-15264

Dear Mr. Skinner:

This letter is in response to your request dated August 24, 2006.

Your comment has been set forth first, and our response is set forth immediately below your comment.

Comment

We have reviewed the information examined by the CODM which was provided to us supplementally in response to previous comment number 6. Based on this information, it appears that you have a number of different operating segments, as defined by SFAS 131, par. 10. You are required to separately report information about each operating segment that:

(a)	has been identified in accordance with SFAS 131, pars. 10 through 15, or that results from aggregating two or more of those segments in accordance with SFAS 131, pst.17, and
(b)	exceeds the quantitative thresholds in SFAS 131, par, 18.

In view of the nature and content of the information contained in the reports reviewed by your CODM, explain why you believe your current presentation of segment information is appropriate. To the extent that you have concluded that you do not have multiple operating segments, explain why you believe that conclusion is consistent with the requirements of SFAS 131, par. 10. Alternatively, if you have concluded that it is appropriate to aggregate your operating segments to produce a single reportable segment, explain why you believe aggregation is appropriate. In this regard, explain how you evaluated the criteria of SFAS 131, par. 17, including similarity of economic characteristics.

Response

All paragraph references incorporated within this document are in reference to the guidance of FAS 131:  Disclosures about Segments of an Enterprise and Related Information.

To follow is a summary of the attributes of each product line/cost center the chief operating decision maker (CODM) reviews on a monthly basis. This summary changed slightly for the Company from fiscal 2006 to fiscal 2007 as the Company's new fiscal year began on May 1, 2006. The example we provided to the SEC in our June 28, 2006 response was based on how we reported items during fiscal 2006. The differences are minimal in that human resources, accounting, information services, facilities, communications and administration columns have all been combined and are now included as a single column titled administration and the column previously known as Indiana & National Tax has now been separated into two individual columns.

The basis of this reporting structure is centered on the Company's customer support desk and implementation resources. We do understand that upon first sight it may appear that a net income amount is derived for each column represented. However, this is not the case. The only way in which the net income amount has meaning and integrity is in regards to the total column. To assist with your understanding of how the CODM reviews this report, we will define what each column represents to management and the relationship among the various columns:

Appraisal

Includes the revenue and direct project expenses associated with our appraisal services product line, including personnel, travel and project office rent. However, it does not include any expenses associated with sales, marketing, accounting, human resources, communications, corporate facilities, insurance, legal, bad debt expense, interest or taxes. As discussed in prior responses, the same sales force sells all products and services of the Company, while they are territory specific. There is no balance sheet maintained for appraisal services and no distinction between an account receivable for appraisal services versus the rest of the Company's product lines. There is also no cash flow accounted for or maintained for appraisal services as all liabilities of the Company are paid out of the same cash account.

ASIX

The Company acquired ASIX Inc. (ASIX) effective February 1, 2006. As ASIX is a legal subsidiary of the organization, the Company is required to retain financial integrity of this organization for IRS purposes. However, this is not how this subsidiary operates or is tracked within the statement of operations provided in our prior response to the SEC. Case in point, the statement of operations for the three months ended July 31, 2006 shows pretax income of $203,956 for the ASIX column. However, when we run a general ledger trial balance for the revenues and expenses for this subsidiary the result is $26,000 of income. This difference arises as many of the expenses are tracked and reviewed at the consolidated level by the CODM. This is the only column that we can provide this level of detail for as we are required to track all revenues and expenses separately for IRS purposes, as previously noted. More specifically, if you were to review our general ledger coding you would note that ASIX has a unique Company identifier of (5), whereby all other product lines utilize (0) as the Company identifier.

This specifically demonstrates that the CODM does not analyze net income for each of its product lines, but rather a contribution margin consisting of select cost categories and that disclosure of this contribution margin would be very misleading to an investor. In addition, this example also illustrates the one situation in which the Company has to track net income for one of the columns included within the monthly statement of operations for IRS purposes, however this is clearly not the measure reviewed by the CODM.

CAMA

This column captures the revenue for the Company's CAMA products in all of its markets (with the exception of Ohio) and the direct cost associated only with customer help desk support and implementation activities. All CAMA costs of development, which are significant, are tracked within the development column. The Company's Chief Technology Officer (CTO) has the responsibility for determining what features will be in the product, where we will market the product and how the development will be completed. All sales efforts for this product are managed by the Company's VP of Sales and Business Development, with the associated cost tracked in the Sales column.

GIS

This column captures the revenue for the Company's GIS (Geographic Information Systems) product and direct costs associated with customer help desk support and implementation activities. Again, all sales, development, product maintenance, marketing, facility and administration expenses are tracked within various cost centers.

MIRRS

This column captures the revenue for the Company's MIRRS (Manatron Indexing, Recording and Retrieval Standards) product and direct costs associated with customer help desk support and implementation activities. Again, all sales, development, product maintenance, marketing, facility and administration expenses are tracked within various cost centers.

Ohio CAMA & Tax

This column captures the revenue for the Company's CAMA and Tax products in Ohio as well as the direct costs associated with customer help desk support, development and implementation activities. All sales, marketing, facility and administration expenses are tracked within the various cost centers.

Florida Tax

This column captures the revenue for the Company's MVP Tax product in Florida and the direct costs associated with customer help desk support, implementation activities and outsourced labor. All sales, product maintenance, marketing, facility and administration expenses are tracked within various cost centers.

Indiana Tax

This column captures the revenue for the Company's MVP Tax product in Indiana and the direct costs associated with customer help desk support and implementation activities. Again, all sales, development, product maintenance, marketing, facility and administration expenses are tracked within various cost centers.

National Tax

This column captures the revenue for the Company's National Tax product and the direct costs associated with customer help desk support and implementation activities. Again, all sales, development, product maintenance, marketing, facility and administration expenses are tracked within various cost centers.

Technical Services

This includes the revenues and direct costs associated with selling hardware and third party software. Third party software includes operating system software which is required to run our internally developed application software products in many cases. Again, all sales, development, product maintenance, marketing, facility and administration expenses are tracked within various cost centers.

Development	This is an internal cost center managed by the Company's CTO. The CTO is responsible for all development costs and decisions for all products of the Company.
Sales

This is an internal cost center managed by the Company's EVP of Sales and Business Development. He has the sole responsibility for selling all of the Company's products and services. The quotas for the sales force are outlined by geographic territory and they can sell our entire product offering.

Product Management & Marketing

This is an internal cost center managed by the Company's CTO. This includes the expenses associated with determining the architecture of our products, where we market our products and how we will design all of the Company's products.

Administration

This includes the costs of accounting, human resources, executive management, facilities, communications, legal, insurance, interest and taxes for the entire organization. These items are not tracked at the product level.

As defined within paragraph 11 "Not every part of an enterprise is necessarily an operating segment or part of an operating segment. For example, a corporate headquarters or certain functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the enterprise and would not be operating segments." This would include the following cost centers within the detailed statement of operations:

•	Development
•	Sales
•	Product Management and Marketing
•	Administration (accounting, human resources, facilities, communications, information systems)

These are functions of the Company ("functional columns") that do not generate revenue but support the organization as a whole.

The remaining columns (Appraisal, CAMA, GIS, E-government, MIRRS, Ohio, Florida Tax, Indiana & National Tax, Technical Services and ASIX) do meet the first two criteria of an operating segment as outlined within paragraph 10 in that:

(a)	they engage in business activities from which they may earn revenues and incur expenses.
(b)	operating results are regularly reviewed by the enterprise's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

However, they do not meet the third criteria, in that they do not have discrete financial information available. The only financial data available for these product lines are direct contribution margins associated only with the call desk support and implementation activities of the product line. All of the product lines rely on the functional columns to provide key expenses that are not tracked at the product line level. These operating expenses (excluding labor and travel) are combined for the entire operating unit and not allocated to the individual products. These consolidated expenses are significant. For the quarter ended July 31, 2006, these costs amounted to approximately $4 million. In addition, the Company does not and has never allocated assets to product lines and doing so would be a very time consuming process that would add minimal value to the CODM.

The introduction to FAS 131 specifies that the guidance does not require a Company to report information that is not prepared for internal use if reporting it would be impracticable. As outlined within paragraph 25, a Company shall disclose the following for each period in which an income statement is presented including information about reported segment profit or loss, including certain revenues and expenses and segment assets. To provide this information for the product lines of the Company would result in a significant amount of additional work to the Company and add minimal value to the CODM as this would not be utilized to make allocation or resource decisions.

It would be difficult and time consuming to generate a balance sheet for each product line as our accounting infrastructure has not been structured to support such a process. For example, as of July 31, 2006, the Company had $7.4 million in accounts receivable. The only way we could determine the value to assign to individual product lines would be to print a copy of every invoice that makes up the total of $7.4 million and manually go through and accumulate the totals by product line as a single invoice can include a charge for every single product the Company offers. Collection efforts take place at the customer level. Likewise, the $700,000 in current and long term notes receivable primarily relate to our Michigan and Illinois market where it is not uncommon to see CAMA, Tax, MIRRS and GIS all on the same invoice. Accounts and notes receivable are the two assets which would be the cleanest to associate with a given product line (but very cumbersome and time consuming). To attempt to allocate with accuracy $2 million in federal taxes receivable, $1.2 million in deferred tax assets, $3 million of intangible assets and $12 million of goodwill would be impossible as the Company's infrastructure was not established with this as a need. To support such a process would require an entire restructuring of the Company's general ledger coding structure, which we believe would be overly burdensome on the Company and the offsetting value derived would be minimal.

Assuming hypothetically, that the Company did meet the requirements in paragraph 10 for separate operating segments, several of the product lines (GIS, MIRRS, Florida Tax, Indiana tax) would be excluded due to the lack of materiality of their revenue balances as outlined within paragraph 18 of the literature.

In addition, again assuming hypothetically that the Company did have separate operating segments, the Company's product lines would then clearly meet the criteria for aggregation as outlined within paragraph 17 in that the segments are similar in each of the following areas as outlined within the table above:

•	The nature of the products and services
•	The nature of the production processes
•	The type or class of customer for their products and services
•	The methods used to distribute their products or provide their services

In conclusion, the Company continues to believe that it only has one operating segment, which provides software and services to State and Local Government. While the Company and CODM review a monthly report that outlines various product lines established around support help desk and implementation activities, discrete financial information is not available because this information is not centered around a profit and loss focus as all product lines have significant shared resources.

We urge the SEC to give us a call if there is anything further we can do to bring clarity to your question.

Sincerely,

/s/ Krista Inosencio
Krista Inosencio Chief Financial Officer (269)567-2900 ext. 284 Krista.inosencio@manatron.com

/s/ G. William McKinzie
G. William McKinzie President, COO and CODM

/s/ Paul Sylvester
Paul Sylvester Co-Chairman and Chief Executive Officer